March 24, 2020

James D. Graham
Executive Vice President, Chief Legal Officer & Secretary
Cleveland-Cliffs Inc.
200 Public Square
Suite 3300
Cleveland, OH 44114-2315

       Re: Cleveland-Cliffs Inc.
           Registration Statement on Form S-4
           Filed March 20, 2020
           File No. 333-237325

Dear Mr. Graham:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Barberena-Meissner at 202-551-6548 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:    Michael J. Solecki, Esq.